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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*
                                  ---------

                                Albion Banc Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock Par Value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   013289 10 3
           --------------------------------------------------------
                                 (CUSIP Number)


                           Robert L. Gritzke           847-296-0787
                           825 Center St., Suite 501
                           Des Plaines, Il. 60016-6463
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   2/10/97
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---


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CUSIP No. 013289 10 3                  13D                 Page 2   of 4   Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                         Robert L. Gritzke
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                         PF, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

                         Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                         United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             12,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             12,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                      12,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                         Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                         4.79%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share, of Albion Banc Corp., a Delaware corporation, with its principal executive offices located at 48 North Main Street, Albion, New York 14411.



ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filled by Robert L. Gritzke whose address is 825 Center St., Suite 501, Des Plaines, Il. 60016-6463. Mr. Gritzke is a CPA and is employed by the New York State Department of Taxation and Finance as the District Audit Manager for the Midwestern Regional Office located in Des Plaines, Il. His stock sales have been undertaken as a private investor and are in no way related to his employment with New York State.

     Mr. Gritzke has not during the last five years or ever, been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

     Mr. Gritzke is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Gritzke received 174,362.50 for the shares sold 2/10/97.


ITEM 4.  PURPOSE OF TRANSACTION

     The disposition of the shares referred to in Item 5., was solely made as an investment decision. Mr. Gritzke does not have present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4. of Schedule 13 D.

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                                                          Page  4  of  4  Pages
                                                               ---    ---

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Based on information obtained from Albion Banc Corp., there were 250,051 shares of Albion Banc Corp. common stock issued and outstanding as of 12/10/97.

     As of 12/10/96, Mr. Gritzke beneficially owned 12,000 shares or 4.79% respectively of the issued and outstanding common stock of Albion Banc Corp. Mr. Gritzke possesses sole power to vote and direct the disposition of 12,000 such shares.

     The following table details the transactions by Mr. Gritzke in the shares of Albion Banc Corp. common stock on 2/10/97 when required this filing. There were no transactions during the sixty days preceding 2/10/97.

       Date             No. of Shares           Price / Share

     2/10/97               10,500                  $16.624


     These shares were sold in the open market through the brokerage firm of Legg Mason.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of Albion Banc Corp. common stock between Mr. Gritzke and any other person or entity.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Robert L. Gritzke
                                       ----------------------------------------
                                           Robert L. Gritzke


Attention: intentional misstatements or omissions of fact constitute Federal criminal violations. (see 18 USC 1001)